UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-10312

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYNOVUS FINANCIAL CORP. 2011 EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYNOVUS FINANCIAL CORP.
1111 BAY AVENUE
SUITE 500
COLUMBUS, GEORGIA 31901

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Synovus Financial Corp.
2011 Employee Stock Purchase Plan:
We have audited the accompanying statements of financial condition of the Synovus Financial Corp. 2011 Employee Stock Purchase Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of operations and changes in plan equity for each of the years in the three-year period ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2016 and 2015, and the results of its operations and changes in its plan equity for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Atlanta, Georgia
March 23, 2017

SYNOVUS FINANCIAL CORP.
2011 EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Condition
December 31, 2016 and 2015

Assets	2016	2015
Common stock of Synovus Financial Corp., at fair value - 0 shares (cost $0) at December 31, 2016 and 2015 (note 4)	$—	—
Dividends receivable	—	—
	$—	—
Plan Equity
Plan equity (1,517 participants and 1,604 participants at December 31, 2016 and 2015, respectively)	$—	—

See accompanying notes to financial statements.

SYNOVUS FINANCIAL CORP.
2011 EMPLOYEE STOCK PURCHASE PLAN

Statements of Operations and Changes in Plan Equity
Years ended December 31, 2016, 2015 and 2014

	2016	2015	2014
Investment loss:
Realized losses on withdrawals/distributions to participants (note 7)	$(42,226)	(3,115)	(45,537)
Total investment loss	(42,226)	(3,115)	(45,537)
Contributions (note 6):
Participants	4,589,712	4,634,146	4,791,030
Participating employers	688,459	695,122	718,781
Total contributions	5,278,171	5,329,268	5,509,811
Withdrawals by participants - common stock of Synovus Financial Corp., at fair value 163,985, 175,720, and 217,163 shares for year ended December 31, 2016, 2015, and 2014, respectively) (note 7)	(5,235,945)	(5,326,153)	5,464,274
Net change in Plan equity	—	—	—
Plan equity at beginning of period	—	—	—
Plan equity at end of period	$—	—	—

See accompanying notes to financial statements

SYNOVUS FINANCIAL CORP.
2011 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements
December 31, 2016, 2015 and 2014
Note 1 - Description of the Plan
On February 16, 2011, the Board of Directors of Synovus Financial Corp. (Synovus) adopted the Synovus Financial Corp. 2011 Employee Stock Purchase Plan (the Plan). The Plan was approved by Synovus’ shareholders on April 27, 2011 and became effective as of July 1, 2011. On July 1, 2011, the plan assets of a predecessor plan, the Synovus Financial Corp. Employee Stock Purchase Plan, were rolled over into the Plan. The Plan is designed to enable participating employees of Synovus and its subsidiaries to purchase shares of Synovus common stock at prevailing market prices from contributions made by them and by Synovus and its subsidiaries and divisions (the Participating Employers).
Synovus serves as the Plan Administrator. The Plan agent is Fidelity Stock Plan Services, hereafter referred to as “Agent.”
All employees who are regularly scheduled to work 20 hours per week or more are eligible to participate in the Plan on the first payroll date after completing 90 days of continuous employment.
Participants contribute to the Plan through payroll deductions as a percentage of eligible compensation. The amount of compensation that is eligible for the Plan contribution per employee is limited to the first $250,000. The maximum allowable contribution ranges from 3% to 7% of compensation based on years of service. The minimum allowable contribution is 1% of compensation. Matching contributions to the Plan are to be made by the Participating Employers in an amount equal to 0% to 50% of each participant’s contribution, with the applicable percentage match to be set from time to time by Synovus’ Board of Directors. The matching contribution for the years ended December 31, 2016, 2015 and 2014 was 15%. At any time, Synovus may change the matching contribution without an amendment to the Plan.
The Plan provides, among other things, that all expenses of administering the Plan shall be paid by Synovus. Brokers’ fees, commissions, and other transaction costs incurred in connection with the purchase in the open market of Synovus common stock under the Plan are included in the cost of such stock to each participant.
The Agent purchases Synovus common stock on behalf of each participant with the participant contributions and company contributions. From Plan inception through May 2012, Synovus common stock purchased through the Plan was held in the Plan for each participant. Effective May 2012, as a result of a change in Agent, shares of Synovus common stock purchased on behalf of Plan participants are immediately distributed to participants’ personal brokerage account and dividends are no longer paid to participants through the Plan, but are paid within his or her brokerage account. Participants may choose dividends to be paid, or reinvested to purchase additional shares. Accordingly, subsequent to May 2012, there is a zero balance for Plan equity.
Within each personal brokerage account, the Plan provides that all shares must be held for a minimum period of six months, during which the shares cannot be sold, transferred, assigned, pledged, or otherwise disposed of. Subsequent to the six month holding period, the Plan provides that each participant may withdraw at any time all or some of his or her account balance. The participant may elect to receive the proceeds in the form of shares of common stock of Synovus or in a lump‑sum cash distribution.
The Plan provides that upon termination of employment, the six month hold no longer applies. Participation in the Plan shall automatically terminate upon termination of a participant’s employment whether by death, retirement, or otherwise.
Synovus reserves the right to terminate or amend the Plan at any time, provided, however, that no termination or amendment shall affect or diminish any participant’s right to the benefit of contributions made by him or her, or his or her Participating Employer prior to the date of such amendment or termination.
Synovus reserves the right to suspend Participating Employer contributions to the Plan at any time.
Note 2 - Summary of Significant Accounting Policies
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
The realized gains or losses on distributions to participants is determined by computing the difference between the average cost per share and the fair value per share at the date of the distribution to the participants, less transaction costs.

Purchases and sales of Synovus common stock are reflected on a trade‑date basis. Dividend income is accrued on the record date.
Contributions by participants and Participating Employers are accounted for on the accrual basis. Withdrawals are accounted for upon distribution.
Note 3 - Reverse Stock Split
On April 24, 2014, at the Synovus 2014 Annual Shareholders' Meeting (Annual Meeting), Synovus’ shareholders approved a proposal authorizing Synovus’ Board of Directors to effect a one-for-seven reverse stock split of Synovus’ common stock. Following the Annual Meeting, Synovus’ Board of Directors authorized the one-for-seven reverse stock split. The reverse stock split became effective on May 16, 2014, and Synovus' shares of common stock began trading on a post-split basis on the New York Stock Exchange (NYSE) at the opening of trading on May 19, 2014. All prior periods presented in this Report have been adjusted to reflect the one-for-seven reverse stock split.
Note 4 - Fair Value Measurements
The Plan determines the fair value of its assets consistent with the provisions of the accounting standard for fair value measurements and disclosures. The accounting standard provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under the accounting standard are described below:
Level 1 - inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.
Level 2 - inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
Level 3 - inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.
In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s investment in Synovus common stock is considered a Level 1 input under the fair value hierarchy.
Note 5 - Tax Status of the Plan
The Plan is not qualified under Section 401(a) or 501(a) of the Internal Revenue Code of 1986, as amended. The Plan does not provide for income taxes because any income is taxable to the participants. Participants in the Plan must treat as compensation income their pro rata share of contributions made to the Plan by their Participating Employer. Cash dividends paid on Synovus common stock purchased under the Plan will be taxable to the participants on a pro rata basis for Federal and state income tax purposes during the year any such dividend is received by the participant or the Plan. Upon disposition of the Synovus common stock purchased under the Plan, participants must treat any gain or loss as long-term or short-term capital gain or loss depending upon when such disposition occurs.

Note 6 - Contributions
Contributions by Participating Employers and by participants for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016
Participating employers	Participants	Participating employers
Synovus Bank	$4,138,748	620,813
Synovus Securities, Inc.	450,964	67,646
Total contributions	$4,589,712	688,459

	2015
Participating employers	Participants	Participating employers
Synovus Bank	4,181,860	627,279
Synovus Securities, Inc.	452,286	67,843
Total contributions	4,634,146	695,122

	2014
Participating employers	Participants	Participating employers
Synovus Bank	4,643,018	696,577
Synovus Securities, Inc.	148,012	22,204
Total contributions	4,791,030	718,781

Note 7 - Realized Losses on Withdrawal/Distributions to Participants
The losses realized on withdrawals/distributions to participants are summarized as follows:

	2016	2015	2014
Fair value at dates of distribution or withdrawal if shares of Synovus common stock	$5,235,945	5,326,153	5,464,274
Less cost (computed on an average cost basis) of shares of Synovus common stock distributed or redeemed	5,278,171	5,329,268	5,509,811
Total realized losses	$(42,226)	(3,115)	(45,537)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Synovus Financial Corp., as administrator of the Synovus Financial Corp. 2011 Employee Stock Purchase Plan, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNOVUS FINANCIAL CORP. 2011 EMPLOYEE STOCK PURCHASE PLAN
	BY:	SYNOVUS FINANCIAL CORP., AS PLAN ADMINISTRATOR

March 23, 2017	By:	/s/Allan E. Kamensky
Allan E. Kamensky
Executive Vice President, General Counsel and Secretary